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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Banco Bilbao Vizcaya Argentaria, S.A.
(Name of Issuer)
Ordinary Shares, nominal value € 0.49 per share
(Title of Class of Securities)
05959110
(CUSIP Number)
September 27, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05959110

1	NAMES OF REPORTING PERSONS Mr. Manuel Jove Capellán

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		187,773,253

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		187,773,253

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	187,773,253

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	05959110

1	NAMES OF REPORTING PERSONS IAGA Gestión de Inversiones, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		187,773,253

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		187,773,253

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	187,773,253

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	05959110

1	NAMES OF REPORTING PERSONS Inversiones Frieira, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		67,213

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,213

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	.00179%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	05959110

1	NAMES OF REPORTING PERSONS Doniños de Inversiones, SICAV, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		51,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,500

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	.00137%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

CUSIP No.	05959110

1	NAMES OF REPORTING PERSONS Bourdet de Inversiones, SICAV, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		15,713

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,713

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,713

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	.00042%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

Item 1(a).	Name of Issuer:

Banco Bilbao Vizcaya Argentaria, S.A. ( “BBVA” )

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Plaza de San Nicolas 4
48005 Bilbao, Spain

Item 2(a).	Name of Person(s) Filing:

Mr. Manuel Jove Capellán
IAGA Gestión de Inversiones, S.L. ( “IAGA” )
Inversiones Frieira, S.L.
Doniños de Inversiones, SICAV, S.A.
Bourdet de Inversiones, SICAV, S.A.

Mr. Manuel Jove Capellán owns 99.98% of IAGA; IAGA owns 99.91% of Inversiones Frieira, S.L; Inversiones Frieira, S.L. owns 99.99% of Doniños de Inversiones, SICAV, S.A. and 99.95% of Bourdet de Inversiones, SICAV, S.A.

Item 2(b).	Address of Principal Business Office:

Mr. Manuel Jove Capellán
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

IAGA Gestión de Inversiones, S.L.
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Inversiones Frieira, S.L.
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Doniños de Inversiones, SICAV, S.A.
C/ Padilla 17
28006 Madrid
Spain

Bourdet de Inversiones, SICAV, S.A.
C/ Padilla 17
28006 Madrid
Spain

Item 2(c).	Citizenship or Place of Organization:

Mr. Manuel Jove Capellán is a citizen of Spain.

IAGA is a limited liability company organized under the laws of Spain.
Inversiones Frieira, S.L. is a limited liability company organized under the laws of Spain.

Doniños de Inversiones, SICAV, S.A. is a collective investment scheme formed under the laws of Spain.

Bourdet de Inversiones, SICAV, S.A. is a collective investment scheme formed under the laws of Spain.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value €0.49 per share

Item 2(e).	CUSIP Number:

05959110

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

174,045,944 of IAGA’s shares are pledged to secure a loan from UBS Limited ( “UBS Ltd.” ) to IAGA pursuant to a Pledge Over Securities ( “Pledge Agreement” ) between IAGA and UBS Ltd., not entered into with the purpose nor with the effect of changing or influencing the control of BBVA, nor in connection with any transaction having such purpose or effect. Such shares are owned solely by IAGA and are not held for the benefit of or on behalf of any other person. The Pledge Agreement does not grant UBS Ltd. the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☑	By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated:

Mr. Manuel Jove Capellán
By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

IAGA Gestión de Inversiones, S.L.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Inversiones Frieira, S.L.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Doniños de Inversiones, SICAV, S.A.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Bourdet de Inversiones, SICAV, S.A.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

EXHIBIT A — JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.
Dated:

Mr. Manuel Jove Capellán

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

IAGA Gestión de Inversiones, S.L.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Inversiones Frieira, S.L.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Doniños de Inversiones, SICAV, S.A.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Bourdet de Inversiones, SICAV, S.A.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory